

Steve Saleen • Director

Mr. Saleen, our founder, Chief Executive Officer, President and one of our directors, has been president and CEO of SMS since its formation in July 2008. He has been board chairman and CEO of Saleen Automotive since its formation in July 2011. Mr. Saleen is considered one of the most successful and well-known automotive icons in the country, making him a well-qualified candidate to serve as our CEO and director. Mr. Saleen's entrepreneurial business plan laid the groundwork for an entirely new industry of design, engineering, manufacturing, and sales of high-performance vehicles that were race proven and marketed for sales through new car dealership showrooms nationwide. This included very successful racing programs featuring himself as a lead driver in vehicles of his design that went on to win championships. Mr. Saleen is generally recognized for his expertise in small volume vehicle manufacturing, vehicle transformation processes, and mass customization – creating customized products in an efficient mass – production manner. In August 2018, Mr. Saleen was presented with the Legends of Auto Award at a ceremony held in Monterey, CA. Previous recipients of the Legends of Auto Award include such automotive luminaries as Lee Iacocca, Jay Leno, Roger Penske, and the late Carroll Shelby. Mr. Saleen has a bachelor's degree in business from the University of Southern California.